Exhibit 99.3

Wipro Limited

Extract of audited financial results of Wipro Limited and its subsidiaries for the Quarter ended September 30, 2017

Consolidated Audited Financial Results of Wipro Limited under IFRS

(₹ in millions, except share and per share data, unless otherwise stated)

Particulars	Quarter ended September 30, 2017	Six months ended September 30, 2017	Quarter ended September 30, 2016
Total income from operations (net)	134,687	271,301	138,938
Net Profit / (Loss) before tax, exceptional and extraordinary items	28,321	55,139	26,648
Net Profit / (Loss) before tax but after exceptional and extraordinary items	28,321	55,139	26,648
Net Profit / (Loss) after tax, exceptional and extraordinary items	21,895	42,719	20,739
Total Comprehensive Income after tax	21,469	41,644	21,554
Equity Share Capital	9,733	9,733	4,861
Reserves excluding Revaluation Reserve	552,717	552,717	478,466
Earnings Per Share (after extraordinary items) (of ₹ 2/- each)
Basic:	4.52	8.81	4.27
Diluted:	4.52	8.80	4.26

The audited interim consolidated financial results of the Company for the quarter ended September 30, 2017 have been approved by the Board of Directors of the Company at its meeting held on October 17, 2017. The statutory auditors have expressed an unmodified audit opinion.

Financial Results of Wipro Limited under IND AS

The interim condensed financial results are prepared in accordance with Indian Accounting Standards (Ind AS), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016.

These financial statements, are prepared in accordance with Ind AS.

Audited Consolidated Financial results under Ind AS

Particulars	Quarter ended September 30, 2017	Six months ended September 30, 2017	Quarter ended September 30, 2016
Total income from operations (net)	134,234	270,495	137,657
Net Profit / (Loss) before tax, exceptional and extraordinary items	28,323	55,143	26,681
Net Profit / (Loss) before tax but after exceptional and extraordinary items	28,323	55,143	26,681
Net Profit / (Loss) after tax, exceptional and extraordinary items	21,896	42,722	20,771
Total Comprehensive Income after tax	21,432	41,623	21,636
Equity Share Capital	9,733	9,733	4,861
Reserves excluding Revaluation Reserve	549,094	549,094	474,767
Earnings Per Share (after extraordinary items ) (of ₹ 2/- each)
Basic:	4.52	8.81	4.28
Diluted:	4.52	8.80	4.27

CIN: L32102KA1945PLC020800; Registered Office: Wipro Limited, Doddakanneli, Sarjapur Road, Bangalore-560035, India

Website: www.wipro.com; Email Id- Info@wipro.com; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054

The audited interim consolidated financial results (under Ind AS) of the Company for the quarter ended September 30, 2017 have been approved by the Board of Directors of the Company at its meeting held on October 17, 2017. The statutory auditors have expressed an unmodified audit opinion.

Standalone Audited Financial Results of Wipro Limited under Ind AS

Particulars	Quarter ended September 30, 2017	Six months ended September 30, 2017	Quarter ended September 30, 2016
Total income from operations (net)	110,505	222,033	114,538
Net Profit / (Loss) before tax, exceptional and extraordinary items	27,601	53,676	25,147
Net Profit / (Loss) before tax but after exceptional and extraordinary items	27,601	53,676	25,147
Net Profit / (Loss) after tax, exceptional and extraordinary items	21,343	41,611	19,321
Total Comprehensive Income after tax	18,507	37,418	21,546
Equity Share Capital	9,733	9,733	4,861
Reserves excluding Revaluation Reserve	495,294	495,294	423,614
Earnings Per Share (after extraordinary items) (of ₹ 2/- each)
Basic:	4.40	8.58	3.99
Diluted:	4.40	8.58	3.98

The audited interim financial results of the Company for the quarter ended September 30, 2017 have been approved by the Board of Directors of the Company at its meeting held on October 17, 2017. The statutory auditors have expressed an unmodified audit opinion.

Notes:

1.

The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Bombay Stock Exchange website (URL: www.bseindia.com/corporates), the National Stock Exchange website (URL: www.nseindia.com/corporates) and on the Company’s website (URL: www.wipro.com).

2.

On July 20, 2017, the Board of Directors approved a buyback proposal for purchase by the Company of up to 343.75 million shares of ₹2 each (representing 7.06% of total paid-up equity capital) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of ₹320 per equity share for an aggregate amount not exceeding ₹110,000 million in accordance with the provisions of the Companies Act, 2013 and the SEBI (Buy Back of Securities) Regulations, 1998. The buyback proposal was also approved by the shareholders through postal ballot, the results of which were declared on August 30, 2017. Buy back offer period will commence on completion of regulatory requirements

	By Order of the Board,	Wipro Limited

	For Wipro Ltd.	Regd. Office: Doddakanneli,

Place: Bangalore	Azim H Premji	Sarjapur Road, Bangalore- 560035

Date: October 17, 2017	Chairman & Managing Director	www.wipro.com

CIN: L32102KA1945PLC020800; Registered Office: Wipro Limited, Doddakanneli, Sarjapur Road, Bangalore-560035, India

Website: www.wipro.com; Email Id- Info@wipro.com; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054